AMARC RESOURCES LTD.

NINE MONTHS ENDED DECEMBER 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2011, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of February 24, 2012.

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        OVERVIEW

Amarc is focused on mineral exploration at the Newton Joint Venture property (80% Amarc; 20% Newton Gold Corp.) and its 100% owned Galileo and Hubble properties, which are located within a new gold belt in south-central British Columbia ("BC"). The Company’s goal is to delineate an important new gold discovery similar to the Blackwater deposit (see New Gold news release February 2, 2012). The Newton, Galileo and Hubble properties are located 175 kilometres south,16 kilometres west and 35 kilometres northeast, respectively, of the Blackwater deposit (see Figure 1).

The gold mineralization at Newton is similar in age and geological characteristics to the mineralization at Blackwater. The Company is currently core drilling to delineate the grade and continuity of the gold mineralization extending under shallow cover from its discovery zone at the Newton property.

At Galileo and Hubble extensive Induced Polarization (“IP”) ground geophysics surveys have defined six significant targets for drill testing.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

 Figure 1. Location of the Newton, Galileo and Hubble Properties.

The Newton Joint Venture

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11) positioned in the easternmost part of the area drilled intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 metres of 0.69 g/t gold and 46 metres of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc in 2009 suggested that the property held potential for a bulk-tonnage gold deposit.

A 14-hole diamond drill program completed by Amarc in early 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from this discovery drilling program include hole 9001 (69 metres at 1.41 g/t gold), hole 9003 (129 metres at 0.84 g/t gold), hole 9004 (189 metres at 1.56 g/t gold including 141 metres at 2.01 g/t gold), and hole 14 (138 metres at 0.74 g/t gold) (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 14-hole, 2010 discovery drill program). Surface exploration programs completed in 2010 included IP geophysics and soil sampling surveys, together with geological mapping. This work defined an extensive IP chargeability anomaly indicating a major sulphide mineralized system that extended over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area tested by the 2010 discovery drill program is located in the south eastern sector of the extensive anomaly.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

A 28-hole core drilling program completed in the first quarter of 2011 executed a series of widely spaced, exploration-style core drill holes to test the extensive sulphide mineralized system. Highlights from the drilling completed in early 2011 include important intercepts in hole 11040 (for example, 116 metres at 0.58 g/t gold including 27 metres at 1.12 g/t gold), which established that the discovery zone potentially extends eastward under shallow cover and remains open to the east (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 28-hole, 2011 drill program).

A 55-hole core drilling program designed to delineate the grade and continuity of gold mineralization extending under shallow cover from Amarc's discovery zone is in progress. Eleven of the delineation drill holes completed prior to year end 2011, have returned long intercepts of bulk tonnage style gold mineralization confirming that the system extends to the east of the discovery zone. Significant assay results from these initial delineation drill holes are tabulated below. Delineation drilling recommenced in early February 2012 at the Newton site after a break for the holiday season with two rigs working.

To date, 46 drill holes have returned important gold results located over an area that currently measures approximately 900 metres by 600 metres and is open to expansion in several directions. The age and geological characteristics of the gold mineralization being drilled at Newton demonstrate striking similarities to the mineralization at New Gold’s Blackwater deposit located approximately 175 kilometres to the north.

NEWTON PROJECT
ASSAY RESULTS FROM THE 11-HOLE, 2011 DELINEATION DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11044		56	350	294	0.61	2.3	0.65
11044	incl.	56	204	148	0.73	3.1	0.79
11044	and	56	92	36	1.43	6.0	1.53
11044	incl.	272	338	66	0.84	1.8	0.87
11044	and	272	317	45	1.02	2.0	1.05
11045		16	178	162	1.05	3.6	1.11
11045	incl.	52	178	126	1.24	4.1	1.31
11045	and	79	157	78	1.71	5.1	1.80
11045	and	79	115	36	2.51	8.7	2.65
11045	and	85	88	3	12.50	18.5	12.81
11046		68	83	15	0.23	1.7	0.26
11047		17	50	33	0.54	3.1	0.59
11048		34	175	141	0.65	1.7	0.68
11048	incl.	34	49	15	0.80	4.1	0.86

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11048	incl.	73	109	36	1.23	2.2	1.26
11048		277	337	60	0.60	2.1	0.63
11049		23	144	121	0.86	2.2	0.90
11049	incl.	23	84	61	1.21	2.3	1.24
11049		213	342	129	0.71	3.4	0.76
11049	incl.	228	261	33	1.00	5.2	1.08
11049	incl.	297	315	18	1.40	2.3	1.43
11051		81	129	48	0.77	3.7	0.84
11051	incl.	81	102	21	0.96	5.5	1.05
11051		315	408	93	0.76	1.8	0.79
11051	incl.	366	408	42	1.21	0.8	1.22
11052		48	456	408	0.60	2.6	0.64
11052	incl.	48	207	159	0.84	3.1	0.89
11052	and	99	207	108	1.00	3.6	1.06
11052	and	138	207	69	1.23	4.7	1.31
11052	and	168	171	3	7.70	3.6	7.76
11052	incl.	318	456	138	0.60	2.8	0.65
11052	and	378	456	78	0.73	2.8	0.78
11052	and	378	426	48	0.93	3.8	0.99
11053		79	94	15	0.47	1.9	0.50
11053		166	187	21	0.65	1.4	0.67
11053		235	271	36	0.87	1.5	0.90
11053	incl.	235	238	3	3.58	1.4	3.60
11053	and	256	259	3	4.89	3.5	4.95
11053		445	475	30	0.64	1.0	0.66
11054		43	442	399	0.50	2.4	0.54
11055		30	151	121	0.70	2.4	0.74
11055	incl.	78	151	73	0.86	2.0	0.90
11055		238	286	48	0.57	2.8	0.62

Notes:

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%. AuEQ = (Au g/t) + (Ag g/t x 0.643/38.58).

2.	Historical drill holes from previous operators were not subject to Amarc’s Quality Control/Quality Assurance procedures.

3.	All Amarc holes are drilled vertical.

4.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered felsic volcanic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

Included in the Newton Joint Venture Agreement are extensive mineral claims extending to the south of the discovery area. Public domain information indicates that the region has favourable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits. In 2010 and 2011, Amarc delineated a number of deposit scale targets for ground follow-up by combining in-house knowledge, public domain data and the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic System) and a high-sensitivity magnetometer airborne geophysical survey.

Field evaluations in 2010 and 2011, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined four significant IP geophysical targets for drill testing, three of which have coincident copper-molybdenum multi-element geochemical anomalies.

The Newton Joint Venture properties are located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

Newton Joint Venture Agreement

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over seven years from the effective date of the agreement.

The agreement with Newton Gold is subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold has the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to required exploration expenditures (which have also been completed).

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

All the conditions in the Newton Agreement conditions were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold.

In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased by the parties for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million budget has been approved in relation to the ongoing delineation drilling.

Permits have been received for all proposed drilling and currently two drill rigs are delineating the Newton gold deposit.

The Newton Joint Venture has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive working relationship.

The Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, 120 kilometres southwest of Vanderhoof, BC. In early 2011 the Company completed an approximately 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey from which twelve deposit-scale targets were identified. Initial field based IP ground geophysical surveys completed over these targets have identified six target areas for drill testing. Drill permit applications have been submitted to the provincial government.

The Galileo and Hubble properties are located approximately 16 kilometres to the west and 35 kilometres to the northeast, respectively of New Gold’s Blackwater gold deposit (Indicated Resources of 164 million tonnes at an average grade of 1.03 g/t gold containing 5.42 million ounces; and Inferred Resource: 69 million tonnes at an average grade of 0.84 g/t gold containing 1.86 million ounces at a 0.4 g/t gold cut-off; New Gold news release February 2, 2012).

Amarc is actively working to establish a positive relationship with the local First Nations.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Galileo and Hubble properties lie approximately 135 kilometres and 64 kilometres southwest, respectively of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East lies adjacent to the east of Amarc’s 100% owned Hubble Property. Permit applications for proposed exploration works are under preparation for submission to the provincial government.

Hubble East Agreement

In December 2011, Amarc purchased outright 100% of the Hubble East property under a Mineral Property Purchase Agreement with two unrelated individuals (the “Vendors”), in consideration of the payment by Amarc to the Vendors of $50,000 and the issuance to the Vendors of 80,000 Amarc common shares. The cash payment and the share issuance were completed in January 2012.

The Blackwater South Property

In September 2011, Amarc acquired by Option Agreement the 49 square kilometre Blackwater South exploration property. Blackwater South lies adjacent to the east of Amarc’s 100% owned Galileo Property and directly to the south of Silver Quest’s 3T's vein gold deposit. Permit applications for proposed exploration works are under preparation for submission to the provincial government.

Blackwater South Agreement

In September 2011, Amarc entered into an Option Agreement with an unrelated individual (the “Optionor”), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. The Optionor retains a NSR of 2% which can be reduced to 1% by making a cash payment of $1 million. The remaining 1% is capped on payments reaching $5 million.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Tulox Property Agreement

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) with respect to the Tulox property. Effective July 7, 2011, Tulox assigned this agreement to Newlox Gold Ventures Corp. ("Newlox") as part of a corporate reorganization, and Newlox has entered into an amended and restated option agreement with Amarc (the "Option Agreement"). Under an amendment to the Option Agreement executed in December 2011, Newlox can acquire a 100% interest in the Tulox property by spending $2,000,000 on the Tulox Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending in December 2014.

Amarc has received a $10,000 cash payment and 775,000 common shares to date under the December 2011 amended Option Agreement. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain a 60% interest in the Tulox property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox property is subject to a 3% net smelter returns royalty payable to Amarc, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Market Trends

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and have, largely, continued to do so since that time. The average price for 2008 was US$872/oz, for 2009 was US$974/oz, for 2010 was US$1,227/oz, and for 2011 was US$1572/oz. The average price in 2012 to the date of this MD&A is US$1,692/oz.

Copper prices increased significantly between late 2003 and mid-2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and have continued to do so, overall, since that time, averaging US$2.34/lb in 2009, US$3.42/lb in 2010, and US$4.00/lb in 2011. The average price in 2012 to the date of this MD&A is US$3.73/lb.

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        SUMMARY OF QUARTERLY RESULTS

The amounts are expressed in thousands of Canadian dollars, except per-share amounts which are expressed in thousands. Small differences are due to rounding. These quarterly results are presented in accordance with IFRS.

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended	ended
	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
Rounded	2011	2011	2011	2011	2010	2010	2010	2010
Current assets	3,816	7,841	8,403	8,180	5,159	2,108	3,592	4,548
Restricted cash	276	187	167	162	142	112	112	102
Mineral exploration tax credit	1,605	1,180	1,180	1,180	2,307	1,863	1,625	1,625
Other assets	2	2	12	28	31	33	36	38
Total assets	5,699	9,210	9,762	9,550	7,639	4,116	5,365	6,313

Current liabilities	739	1,590	642	660	2,105	698	255	33
Shareholders’ equity	4,960	7,620	9,120	8,890	5,534	3,418	5,110	6,280
Total liabilities	5,699	9,210	9,762	9,550	7,639	4,116	5,365	6,313

Working capital	3,077	6,251	7,761	7,520	3,054	1,410	3,337	4,515

Expenses
Exploration	2,681	1,624	252	1,551	1,645	1,371	916	781
Administration	518	674	311	369	317	325	261	325
Other items	(356)	(276)	(746)	(293)	15	-	(13)	(47)
Net loss (income) for the period	2,843	2,022	(183)	1,627	1,977	1,696	1,164	1,059

Unrealized loss on available-for- sale marketable securities	(1)	(64)	(47)	(55)	(15)	(5)	7	3
Comprehensive loss (income)	2,842	1,958	(230)	1,572	1,962	1,691	1,171	1,062

Basic and diluted loss per share	0.03	0.02	0.00	0.02	0.02	0.02	0.01	0.01

Weighted average number of common shares outstanding (millions)	102.7	102.7	102.7	89.1	87.3	83.8	83.8	83.3

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        RESULTS OF OPERATIONS

The Company recorded a net loss of $4,683,000 for the nine months period ended December 31, 2011, compared to a net loss of $4,839,000 for the same period in fiscal 2011.

The decrease in the loss for the current period compared to the corresponding nine-month period ending December 31, 2010 was due primarily to a gain of $679,050 on the sale of a 20% interest in certain mineral claims to the Newton Joint Venture and the recognition of $595,000 in flow-through share premium credited to operations, offset increases in exploration expenses , administration expenses, and stock-based compensation.

	Nine months ended
	December 31
	2011	2010
	($ 000's)	($ 000's)	Discussion

Exploration expenses (excluding share based payments)	4,293	3,933	The increase was due to a higher level of exploration activities.

In the current period, the Company commenced its exploration program to delineate and develop the Newton properties. In addition the exploration activities at the Galileo and Hubble projects also increased. The increase in exploration activities was caused by increased geophysical and site expenses compared to the same period of the previous year.

			The Company earned a lower BC Mineral Exploration Tax Credit in the current period than the previous period because much of the current year exploration program was funded by flow- through financing.

Administration expenses (excluding share based payments)	1,137	903	The increase in administration expenses was mainly due to the increased activities related to the Newton Joint Venture.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Nine months ended
	December 31
	2011	2010
	($ 000's)	($ 000's)	Discussion

Equity settled - share based payments	631	–	In the current period, the Company granted stock options to employees and directors, compared to nil in the same period of the comparative period.

Stock-based compensation expense in the current period was mainly due to the amortization of options vesting in current period. There was no stock-based compensation expense charged to operations during the nine month period ended December 31, 2010.

Interest income	(64)	(15)	The increase was due to higher cash balances on hand, as a result of the equity capital raised in the fourth quarter of fiscal year 2011.

1.6        LIQUIDITY

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. In December 2010, the Company also issued flow-through common shares to raise funds.

In February 2012, the Company announced that it had arranged, subject to regulatory approvals, an equity financing of up to $16.2 million.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7        CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8       OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9       TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in note 11 of the accompanying unaudited interim financial statements for the nine months ended December 31, 2011.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 4 of the accompanying unaudited interim financial statements as at and for the period ended December 31, 2011.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15      OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1   ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) capitalized or expensed exploration and development costs: The required disclosure is presented in the unaudited interim statements of operations.

(b) expensed research and development costs: Not applicable.

(c) deferred development costs: Not applicable.

(d) general and administration expenses: The required disclosure is presented in the unaudited interim statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d): None.

1.15.2   DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future financial statements.

	Expiry date	Exercise price	Number
Common shares			102,846,296
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000
Options	September 23, 2014	$0.32	2,487,400
Options	September 23, 2016	$0.32	3,051,300

1.15.3   INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operating in a foreign country, including currency, political, social, and legal risk.

Due to the nature of the Company’s business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

  the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
  metal prices, which are highly cyclical; and
  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has yet been shown to be economic has yet been found on the Company’s project. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

  the progress of ongoing exploration and development;
  the results of consultants’ analyses and recommendations;
  the rate at which operating losses are incurred;
  the execution of any joint venture agreements with strategic partners; and
  the acquisition of additional properties and other factors, many of which are beyond the Company’s control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances or any other properties the Company may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company’s projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc’s operating expenses which could, in turn, have a material adverse effect on Amarc’s financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc’s operating expenses.

Environmental Matters

All of the Company’s mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company’s exploration, development and any production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities could be subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.